U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                         SCHEDULE 13D

                           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                       (AMENDMENT NO.  )


                             SYNTHETIC TURF CORPORATION OF AMERICA
                                         (Name of Issuer)

                                           COMMON STOCK
                                 (Title of Class of Securities)

                                            87163G-10-4
                                           (CUSIP Number)

                                    Gary L. Borglund, President
                                 Synthetic Turf Corporation of America
                                  7550 24th Avenue South, Suite 168
                                     Minneapolis, Minnesota 55450
            (Name, Address and Telephone Number of Person Authorized to Receive
                                   Notices and Communications)

                                           June 7, 1999
                    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Jon R. Marple and Suzanne N. Marple

2. Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 0

8. Shared Voting Power: 687,456

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 687,456

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 687,456

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 13.34% (as of June 7, 1999)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Synthetic Turf Corporation of America
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Jon R. Marple and Suzanne N. Marple.

(b)  9 Mesa Lane, Colorado Springs, Colorado 80906.

(c)  Consultants.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 7, 1999, the Issuer issued 393,662 restricted shares of common stock in order to satisfy at debt owed to him by the Issuer in the amount of $68,748 ($0.1746 per share). On this date, the Issuer also issued 166,668 restricted shares of common stock in exchange for common stock in another company, valued at $12,500 ($0.075 per share).

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  687,456 shares owned by Jon R. Marple and Suzanne N. Marple.
This amount represents, as of June 7, 1999, 13.34% of the outstanding shares.

(b) Jon R. Marple and Suzanne N. Marple have shared voting power with respect to all 687,456 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: May 29, 2003                     Jon R. Marple
                                       /s/  Jon R. Marple


                                       Suzanne N. Marple
                                      /s/  Suzanne N. Marple